UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F/A

AMENDMENT NO. 1 TO

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned previously notified the Securities and Exchange Commission on Form N-6F, filed on July 26, 2022, that it intended to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submitted the following information:

Name:	Golub Capital Private Credit Fund

Address of Principal Office:	200 Park Avenue 25th Floor New York, New York 10166

Telephone Number:	(212) 750-6060

Name and address for agent for service of process:	David B. Golub GC Advisors LLC 200 Park Avenue 25th Floor New York, New York 10166

This Amendment No. 1 undersigned company’s Form N-6F filed on July 26, 2022 is necessary because of delays in the commencement of the undersigned company’s offering, which delays were unforeseen at the time of the original filing.

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The undersigned company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the City of New York and the State of New York on the 24th day of October, 2022.

GOLUB CAPITAL PRIVATE CREDIT FUND

By:	/s/ Joshua M. Levinson
	Name:	Joshua M. Levinson
	Title:	Trustee

Attest:	/s/ David B. Golub
	Name:	David B. Golub
	Title	President
GC Advisors LLC